May 9, 2016

Via EDGAR

Mr. Terence O’Brien, Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter Dated April 28, 2016

Regarding TRI Pointe Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 1-35796

Dear Mr. O’Brien:

TRI Pointe Group, Inc. (“TRI Pointe,” “we” or “our”) is in receipt of the above captioned comment letter regarding the above referenced Annual Report on Form 10-K for the year ended December 31, 2015, filed February 26, 2016 (the “Annual Report”). We have endeavored to respond fully to each of your comments. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text, followed by our responses. Defined terms used but not defined herein have the meanings specified in the Annual Report.

Item 7A. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

1.	In future filings, please discuss known trends or uncertainties that you reasonably expect have had or will have a material impact on your continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350.

We acknowledge the Staff’s comment and in future filings, we will include in our Management’s Discussion and Analysis a discussion of any known trends or uncertainties that we expect have had or will have a material impact on our continuing operations.

1. Organization and Summary of Significant Accounting Policies, page 75

Warranty Reserves, page 77

2.	You disclose that you engaged a third-party actuary to estimate a reserve amount for your warranty-related costs and that management increased the warranty liability. Please tell us whether the actuary is considered an expert under Section 11(a) of the Securities Act and Section 436(b) of Regulation C, as it is unclear from the disclosure provided. If so, please name the expert and include their consent, as the Form 10-K is incorporated by reference in the open Form S-3.

As stated in the Annual Report, we engage a third-party actuary to analyze our warranty reserves and allowances to cover any current or future construction-related claims. While the actuary provides assistance in this process by suggesting various assumptions and performing actuarial analyses, the work of the actuary and the assumptions used in its analyses are reviewed, discussed and approved by our management. By referring to the actuary’s role in analyzing our warranty reserves and allowances, our intention was to convey that management utilizes appropriate resources, but retains full responsibility for TRI Pointe’s financial statements. Further, the Annual Report does not: (i) identify the actuary; (ii) include, quote or summarize any portion of the actuary’s report; or (iii) state that the actuary “reviewed or passed upon” any information in the Annual Report. For these reasons, we believe that the actuary’s consent is not required pursuant to Rule 436(b) of Regulation C. We believe this conclusion is consistent with the Staff’s position in Question 233.02 of the Compliance and Disclosure Interpretations (Securities Act Rules).

In response to the Staff’s comment, we will revise our disclosures related to warranty reserves in future filings to remove references to the third-party actuary and to make clear that our management is responsible for the actuarial analysis. The following illustrates a form of a presentation of revised disclosures had such disclosures been incorporated into the Annual Report:

“In the normal course of business, we incur warranty-related costs associated with homes that have been delivered to homebuyers. Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related home sales revenues are recognized while indirect warranty overhead salaries and related costs are charged to cost of sales in the period incurred. Factors that affect the warranty accruals include the number of homes delivered, historical and anticipated rates of warranty claims and cost per claim. Our primary assumption in estimating the amounts we accrue for warranty costs is that historical claims experience is a strong indicator of future claims experience. In addition, we maintain general liability insurance designed to protect us against a portion of our risk of loss from construction-related claims. Included in our warranty reserve accrual are allowances to cover our estimated costs of self-insured retentions and deductible amounts under these policies and estimated costs for claims that may not be covered by applicable insurance or indemnities. Estimation of these accruals include consideration of our claims history, including current claims and estimates of claims incurred but not yet reported. ~~In 2015, we engaged a third-party actuary to analyze our warranty reserves and allowances to cover any current or future construction-related claims. The third-party actuary used our historical expense and claim data, as well as industry data, to estimate a reserve amount.~~ In addition, management estimates warranty reserves and allowances necessary to cover any current or future construction-related claims based on actuarial analysis. Under this analysis, reserve amounts are estimated using our historical expense and claim data, as well as industry data. As result of this analysis, we increased our warranty liability by $6.0 million during the fourth quarter of 2015. Although we consider the warranty accruals reflected in our consolidated balance sheet to be adequate, actual future costs could differ significantly from our currently estimated amounts. Our warranty accrual is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.”

10. Goodwill and Other Intangible Assets, page 89

3.	Please expand your disclosures to clarify that the goodwill balance is allocated to the TRI Pointe Homes reportable segment, if correct. Please refer to ASC 350-20-50-1 for guidance.

We acknowledge the Staff’s comment, and we will expand our disclosures in future filings to clarify that the goodwill balance is allocated to the TRI Pointe Homes reportable segment. The following illustrates a form of a presentation of expanded disclosures had such disclosures been incorporated into the Annual Report:

“During the year ended December 31, 2014, the Company recorded $139.3 million of goodwill. As of December 31, 2015 and 2014, $139.3 million of goodwill is included in goodwill and other intangible assets, net, on each of the consolidated balance sheets. The Company’s goodwill balance is included in the TRI Pointe Homes reporting segment in Note 4, Segment Information.

~~In connection with the Merger, $139.3 million of goodwill has been recorded as of December 31, 2015.~~ For further details on the goodwill recorded ~~during the quarter~~, see Note 2, Merger with Weyerhaeuser Real Estate Company.”

22. Supplemental Guarantor Information, page 103

4.	Please revise your disclosures to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X, if correct. Please note that “wholly-owned” has a different meaning than 100% owned per Article 1-02(aa) of Regulation S-X.

Please see our response to Comment #5 below.

5.	Please expand your disclosures to clarify that the guarantees are full and unconditional in addition to being joint and several in accordance with Article 3-10 of Regulation S-X, if correct. To the extent that there are circumstances in which the guarantor subsidiaries may be released from its obligations to guarantee the Senior Notes, please provide a description of the release provisions.

In response to the Staff’s comments, we will revise our disclosures in future filings to clarify that all of the guarantor subsidiaries are “100% owned” by TRI Pointe, as defined in Rule 3-10(h)(1) of Regulation S-X. We will also expand our disclosures in future filings to clarify that the guarantees are full and unconditional and to describe the circumstances in which the guarantor subsidiaries may be released from their obligations to guarantee the Senior Notes. The following illustrates a form of a presentation of revised disclosures had such disclosures been incorporated into the Annual Report:

“Additionally, all of TRI Pointe’s wholly-owned subsidiaries that are guarantors of the Company’s unsecured $550 million revolving credit facility, including WRECO and certain of its wholly-owned subsidiaries, entered into supplemental indentures pursuant to which they jointly and severally guaranteed TRI Pointe’s obligations with respect to the Senior Notes. In connection with the Reorganization, TRI Pointe Group became a co-issuer with TRI Pointe Homes of the Senior Notes. Each guarantor subsidiary is 100% owned by TRI Pointe, and all guarantees are full and unconditional, subject to customary exceptions pursuant to the indentures governing the Senior Notes, as described below.

A guarantor subsidiary shall be released from all of its obligations under its guarantee if (i) all of the assets of the guarantor subsidiary have been sold; (ii) all of the equity interests of the guarantor subsidiary held by TRI Pointe or a subsidiary thereof have been sold; (iii) the guarantor subsidiary merges with and into TRI Pointe or another guarantor subsidiary, with TRI Pointe or such other guarantor subsidiary surviving the merger; (iv) the guarantor subsidiary is designated “unrestricted” for covenant purposes; (v) the guarantor subsidiary ceases to guarantee any indebtedness of TRI Pointe or any other guarantor subsidiary which gave rise to such guarantor subsidiary guaranteeing the Senior Notes; (vi) TRI Pointe exercises its legal defeasance or covenant defeasance options; or (vii) all obligations under the applicable indenture are discharged.”

We note that in making our determination that the guarantees are full and unconditional, we considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124 and the guidance of the Staff in Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual, which states that issuers may rely on Rule 3-10 when the release provisions of a subsidiary’s guarantee are limited to customary circumstances described in Section 2510.5, provided the other requirements of Rule 3-10 are met. The automatic release provisions in the indentures governing the Senior Notes fall within the customary circumstances under which a guarantee may be released and do not impact the “full and unconditional” nature of the guarantees.

6.	Based on your disclosures, it appears as though the Senior Notes are issued by the parent and also by TRI Pointe Homes, a subsidiary. As such, it is unclear why the condensed consolidating financial information does not include a separate column for the parent company and a separate column for TRI Pointe Homes. It is also unclear why the condensed consolidated financial information is not presented for fiscal year 2013, as it appears that TRI Pointe Group (formerly known as WRECO) was the original issuer of the Senior Notes and WRECO and certain of its subsidiaries are now guarantors of the Senior Notes. Please provide us with a comprehensive explanation as to how you determined your current presentation complies with the requirements in Article 3-10 of Regulation S-K.

We acknowledge the Staff’s comment and respectfully submit that the parent company, co-issuer of the Senior Notes, TRI Pointe Group, Inc. (“TRI Pointe Group”), has “no independent assets or operations,” as defined in Rule 3-10(h)(5) of Regulation S-X. The Senior Notes were first registered on May 19, 2015 by TRI Pointe Homes, Inc. (“TRI Pointe Homes”), as the sole, parent company issuer of the Senior Notes, and beginning at that time we presented the condensed consolidated financial information in our periodic reports in accordance with Rule 3-10(f)(4) of Regulation S-X. As described in Note 1, Organization and Summary of Significant Accounting Policies—Formation of TRI Pointe Group, TRI Pointe Homes reorganized its corporate structure (the “Reorganization”) on July 7, 2015 (the “Reorganization Date”) to implement a holding company structure, whereby TRI Pointe Homes became a direct, “100% owned” subsidiary of TRI Pointe Group, an entity formed in May 2015 for the purpose of implementing the holding company structure. In connection with the Reorganization, TRI Pointe Group became a co-issuer of the Senior Notes on a joint and several basis with TRI Pointe Homes. Further, from and after the Reorganization, each guarantor subsidiary was “100% owned” (as such term is defined in Rule 3-10(h)(1) of Regulation S-X) by both TRI Pointe Group and TRI Pointe Homes. Note 3 to Rule 3-10(d) of Regulation S-X states that “Paragraph (d) is available if a subsidiary issuer satisfies the requirements of this paragraph but for the fact that, instead of the parent company guaranteeing the security, the subsidiary issuer co-issued the security, jointly and severally, with the parent company.” While we acknowledge that Rule 3-10(d)(4) requires separate columns for (i) the parent company and (ii) the subsidiary issuer, in our case, the parent company–TRI Pointe Group–has “no independent assets or operations,” and the inclusion of a separate column for TRI Pointe Group would not provide security holders with additional meaningful information. We therefore believe it is most appropriate to include the presentation of the condensed consolidated financial information of TRI Pointe Group and TRI Pointe Homes, the co-issuers of the Senior Notes, in the column titled “Issuer” for all periods presented after the Reorganization Date. In response to the Staff’s comment, however, we will revise our disclosures in future filings to make clear that TRI Pointe Group has “no independent assets or operations.”

We also respectfully submit that the condensed consolidated financial information is not presented for fiscal year 2013 because there is no consolidated financial information to present for TRI Pointe Group or TRI Pointe Homes, the co-issuers of the Senior Notes, in the periods prior to July 7, 2014 (the “Closing Date”). In addition, our consolidated financial statements for all periods prior to the Closing Date reflect only the historical results of TRI Pointe Holdings, Inc. (formerly known as Weyerhaeuser Real Estate Company, “WRECO”) and do not include the historical consolidated financial information of the co-issuers, TRI Pointe Group and TRI Pointe Homes. As discussed in Note 1, Organization and Summary of Significant Accounting Policies—Reverse Acquisition, the acquisition of WRECO by TRI Pointe Homes on the Closing Date was treated as a “reverse acquisition” with WRECO being considered the accounting acquirer. On the Closing Date, (i) TRI Pointe Homes was the sole, parent company issuer of the Senior Notes, (ii) WRECO became a “100% owned” subsidiary of TRI Pointe Homes, and (iii) WRECO, along with certain of its “100% owned” subsidiaries, and certain other “100% owned” subsidiaries of TRI Pointe Homes became guarantors of the Senior Notes. Accordingly, the only condensed consolidated financial information for fiscal year 2013 that would be presented would be the consolidated financial results of WRECO, a guarantor subsidiary, and its consolidated subsidiaries, certain of which are also guarantor subsidiaries (with any subsidiaries of WRECO that are not guarantors of the Senior Notes being minor (as such term is defined in Rule 3-10(h)(6) of Regulation S-X)), and these results are already reflected on the face of the consolidated financial statements. Rule 3-10(i)(11)(iii) of Regulation S-X states that the disclosure required by Rule 3-10 “need not repeat information that would substantially duplicate disclosure elsewhere in the parent company’s consolidated financial statements.” Because the consolidated financial results of WRECO are already reflected on the face of the consolidated financial statements and there is no financial information to present for TRI Pointe

Group or TRI Pointe Homes, the co-issuers of the Senior Notes, in the periods prior to the Closing Date, we did not present the condensed consolidated financial information for fiscal year 2013 because it would substantially duplicate disclosure elsewhere in the consolidated financial statements and would not provide security holders with additional meaningful information.

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TRI Pointe acknowledges that:

•	TRI Pointe is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	TRI Pointe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, please do not hesitate to contact me at (949) 438-1450.

Sincerely,

/s/ Bradley W. Blank

Bradley W. Blank

Vice President, General Counsel and Secretary

cc:	Brian J. Lane, Esq. (Gibson, Dunn & Crutcher LLP)